SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 October 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Board Update dated 20 October 2023

Exhibit No: 99.1

20 October 2023

InterContinental Hotels Group PLC

Non-Executive Director Appointment

InterContinental Hotels Group PLC ("IHG") [LON:IHG, NYSE:IHG (ADRs)] announces the appointment of Sir Ron Kalifa as Non-Executive Director, effective 1 January 2024.

This appointment reflects IHG's ongoing commitment to bring together a Board of Directors with a diverse range of talent, expertise, skills and experience.

Ron is currently Chair of Network International, the leading payments operator across the Middle East and Africa, and Non-Executive Director and Senior Independent Director on the Court of Directors at the Bank of England. Prior to this, Ron was the Chief Executive Officer at Worldpay from 2002 to 2013 before becoming Deputy Chair until February 2020. Between 1986 and 2002, Ron held leadership roles across operations, sales and marketing and eCommerce at the Royal Bank of Scotland (now NatWest Group plc).

Deanna Oppenheimer, Non-Executive Chair of IHG, commented: "We are delighted to welcome Ron to IHG. Ron has significant international leadership experience from a broad career across technology-led companies. He brings a wealth of knowledge across strategy, sales, marketing and operations. His skills, expertise and perspectives will further strengthen our Board."

Ron will serve on the Audit Committee and Remuneration Committee upon appointment.

Ron is also an independent Non-Executive Director on the Board of the England & Wales Cricket Board, a Trustee of the Royal Foundation of the Prince and Princess of Wales, and a member of the Council of Imperial College, London.

There is no additional information to disclose under Section 9.6.13R of the Listing Rules.

ENDS

For further information, please contact:
Investor Relations	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Neil Maidment (+44 (0)7970 668 250)	Mike Ward (+44 (0)7795 257 407)

Biography

Sir Ron Kalifa is currently Chair of Network International, a leading payments operator across the Middle East and Africa, a Non-Executive Director and the Senior Independent Director on the Court of Directors of the Bank of England and is a member of the Council of Imperial College, London. Ron is also an independent Non-Executive Director on the Board of the England & Wales Cricket Board and a Trustee of the Royal Foundation of the Prince and Princess of Wales.

Ron's prior career experience includes leading Worldpay for over 10 years as Chief Executive Officer and serving as Vice Chair thereafter, remaining as an Executive director until February 2020.

Notably, Ron was invited to lead an independent Fintech Strategic Review for the UK at the request of the Chancellor of the Exchequer in 2020 making recommendations on how to maintain the UK's position as a global leader in fintech policy. Ron was also awarded an OBE in 2018 and was knighted in 2022 in the Queen's Platinum Jubilee Honours list for his work supporting the financial services and technology industries.

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,200 open hotels in over 100 countries, and nearly 2,000 in the development pipeline.

●    Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●    Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●   Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, Garner hotels, avid hotels

●  Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

●  Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	20 October 2023